SHARE PURCHASE AGREEMENT

BETWEEN

ČEZ, a.s.

AS SELLER

AND

OSINEK, a.s.

AS PURCHASER

DATED JUNE 28, 2002

This Share Purchase Agreement (this "Agreement") is made on June 28, 2002 pursuant to the provisions of Sections 409 *et seq*. of Act No. 513/1991 Coll., the Commercial Code, as amended (the "Commercial Code") and the provisions of Sections 13 *et seq*. of Act No. 591/1992 Coll., the Securities Act, as amended (the "Securities Act"),

between

ČEZ, a.s.
having its registered office at Duhová 2/1444, 140 53 Prague 4
Identification No.: 45274649
registered in the Commercial Register administered by the Prague Municipal Court, Section 8, File 1581

acting through: Ing. Jaroslav Míl, M.B.A.
                   Chairman of the Board of Directors
                   and
                   JUDr. Ivan Cestr
                   Director

(the "Seller")

and

OSINEK, a.s.
having its registered office at Ruská 56, č.p. 397, 706 02 Ostrava - Vítkovice
Identification No.: 00012173
registered in the Commercial Register administered by the Ostrava Regional Court, Section B, File 2392

acting through: Ing. Josef Jarabica
                   Chairman of the Board of Directors
                   and
                   Ing. Jiří Staněk
                   Vice-Chairman of the Board of Directors

the ("Purchaser")

WITNESSETH

WHEREAS, the Seller owns 91,064,240 book-entry registered common shares in ČEPS, a.s., with its registered office at Elektrárenská 774/2, 101 52 Prague 10, Identification No.: 25702556 (the "Company"), having a nominal value of CZK 100 per share, SIN: 770000002673 (the "Sale Shares"), representing 51% of the Company's registered capital.

WHEREAS, the Czech Republic, in connection with its decision to privatize the shares in the regional distribution companies by direct sale to the Seller as the predetermined transferee, as made in Resolution No. 477 dated May 6, 2002 and Resolution No. 628 dated June 12, 2002 (collectively, the "Resolution"), acknowledged in the Resolution the sale of the Sale Shares to the Purchaser on the terms and subject to the conditions specified in this Agreement;

NOW, THEREFORE, the Purchaser and the Seller have agreed as follows.

ARTICLE I
SUBJECT OF AGREEMENT

On the terms and subject to the conditions specified herein, the Seller agrees to transfer the Sale Shares and title thereto to the Purchaser for consideration and the Purchaser agrees to pay the Purchase Price for the Sale Shares to the Seller in the manner described in Article III hereof.

ARTICLE II
PURCHASE PRICE

2.1   Purchase Price. The purchase price for all of the Sale Shares (the "Purchase Price") has been determined on the basis of the Initial Expert Opinion of the Expert appointed in accordance with the provisions of Section 196a (3) and Section 59 (3) of the Commercial Code under Resolution Ref. No. Nc 4139/2002-7 dated April 8, 2002 of the Prague Municipal Court, which became final on April 9, 2002, and is in accordance with the purchase price set by the Resolution. The Purchase Price amounts to CZK 11,620,692,000 (to wit: eleven billion six hundred twenty million six hundred and ninety-two thousand Czech crowns), i.e., approximately CZK 127.6098 per Sale Share. The Purchase Price may be adjusted in the manner described in Section 3.4 hereof.

ARTICLE III
SETTLEMENT OF THE TRANSFER OF THE SALE SHARES
AND PURCHASE PRICE PAYMENT

3.1   Settlement of the Transfer of the Sale Shares.

(a)   The settlement of the transfer of the Sale Shares from the Seller to the Purchaser shall be arranged, in accordance with the Settlement Orders, by the universal settlement center UNIVYC, a.s., having its registered office at Rybná 14, Prague 1, Identification No.: 25081489 ("UNIVYC") on the ČEPS Share Settlement Date. UNIVYC shall settle the transfer of the Sale Shares in accordance with its rules governing the settlement of off-exchange securities transactions, unless the Settlement Orders expressly provide otherwise.

(b)   The Seller agrees to enter the Seller Settlement Order in the settlement system of UNIVYC, through the Seller's Securities Dealer, no later than 12:00 noon on the Business Day immediately preceding the ČEPS Share Settlement Date.

(c)   The Purchaser agrees to enter the Purchaser Settlement Order in the settlement system of UNIVYC, through the Purchaser's Securities Dealer, no later than 12:00 noon on the Business Day immediately preceding the ČEPS Share Settlement Date.

(d)   Each Securities Dealer shall act on its respective Party's behalf vis-a-vis UNIVYC and shall, without limitation, enter the appropriate Settlement Order in the settlement system maintained by UNIVYC. The obligations of the Parties hereunder and their liability for any breach thereof shall not be affected in any respect by any act or omission of the Securities Dealers.

3.2   Alternative Settlement Method. Should it be impossible to use the settlement system of UNIVYC to effect the transfer of the Sale Shares from the Seller to the Purchaser, the Parties shall take action and cooperate in good faith to effect the transfer of the Sale Shares from the Seller to the Purchaser by alternative means.

3.3   Purchase Price Payment. The Parties agree that the Purchaser shall pay the Purchase Price in full by accepting unconditionally the Draft without limitation as to the sum payable under the Draft. The Purchaser shall pay the Purchase Price by accepting unconditionally the draft without limitation as to the sum payable no later than two (2) Business Day immediately preceding the ČEPS Share Settlement Date; the Purchaser and the Seller shall jointly deposit the Draft with the Depositary within the same time limit. The Depositary shall confirm the receipt of the Draft in writing to the Purchaser and the Seller and, no later than 10:00 a.m. on the following Business Day, to the FNM CR. The Depositary shall release the Draft to the FNM CR on the day following written notice from the Purchaser or the Seller or evidence from the FNM CR to the effect that the Sale Shares have been credited to the securities account of the Purchaser maintained at the Securities Center. If the Depositary shall not have received

such notice from the Purchaser or the Seller or such evidence from the FNM CR within 30 days of the receipt of the Draft, the Depositary shall return the Draft to the Purchaser and the Purchaser shall destroy the Draft in the presence of the Seller. The Depositary shall inform the Purchaser and the Seller or, respectively, the Seller and the FNM CR without delay of the delivery of the draft to the FNM CR or the return of the Draft to the Purchaser.

3.4   New Expert Opinion; Purchase Price Adjustment. The Purchase Price shall be determined on the basis of the Initial Expert Opinion. After the Closing Date, the auditor of ČEPS shall, in accordance with the Resolution, carry out an audit of the results of operations of the Company for the period from the execution hereof to the Closing Date, and the New Expert shall prepare the New Expert Opinion on the basis of such audit. If the New Expert is appointed by both courts of competent jurisdiction pursuant to the nominations under Section 6.5 and the value of the Sale Shares according to the New Expert opinion is not equal to the Purchase Price determined pursuant to the first sentence of this paragraph, the Parties hereby agree that the Purchase Price in accordance with the New Expert Opinion shall automatically be reduced or increased so as to be identical with the value of the Sale Shares determined by the New Expert Opinion. Even if the New Expert shall not be appointed pursuant to such nominations under Section 6.5 by both courts of competent jurisdiction, the New Expert shall still prepare the New Expert Opinion and deliver the same to the Expert. The Expert shall compare the values of the Sale Shares determined by the New Expert Opinion and the Initial Expert Opinion and, if required, prepare the Expert's New Expert Opinion or confirm that he insists on the Initial Expert Opinion. In such event, the Purchase Price shall be either equal to the Purchase Price determined according to the first sentence of this paragraph or, if the value of the Sale Shares pursuant to the Expert's New Expert Opinion is not identical with the Purchase Price determined according to the first sentence of this paragraph, the Parties hereby agree that the Purchase Price in accordance with the Expert's New Expert Opinion shall automatically be reduced or increased so as to be equal the value of the Sale Shares determined by the Expert's New Expert Opinion. The New Expert Opinion shall be prepared by the New Expert and delivered to the Seller, the Purchaser, the FNM CR and the Ministry of Labor and Social Affairs within 60 days following the Closing Date. In the event of the preparation of the New Expert Opinion by the Expert, the Expert's New Expert Opinion shall be delivered in the manner described in the preceding sentence.

3.5   Draft Settlement Date. On the Draft Settlement Date, the Parties shall, at the FNM CR's registered office and in the presence of the FNM CR, settle the drafts so that:

-       the Purchaser shall draw a New Draft, the Purchaser shall unconditionally accept the New Draft and the Purchaser shall deliver the New Draft to the FNM CR against the return of the Draft, the latter to be destroyed in the presence of the Purchaser; and, simultaneously,

-       the Purchaser shall draw new drafts pursuant to Section 2.2 (d) through (g) and Section 3.6 (f) of the REAS Share Purchase Agreement and deliver such drafts to the FNM CR against the return of the drafts originally drawn by the Seller pursuant to Section 2.2 (d) through (g) of the REAS Share Purchase Agreement and previously delivered by the Seller to the Purchaser, the latter to be now destroyed.

3.6   The Parties and the FNM CR shall provide to one another any and all assistance required for such settlement of drafts as described in Section 3.5 hereof (the "Draft Settlement") and refrain from any action that might make such settlement impossible. If any Party is in default with the Draft Settlement, the defaulting Party shall pay to the other Party a contractual penalty of CZK 10,000,000 (to wit: ten million Czech crowns) for each day of default.

ARTICLE IV
REPRESENTATIONS OF THE SELLER

The Seller hereby represents that all of the facts set forth in Sections 4.1 through 4.10 hereof other than those set forth in Section 4.4 (b) hereof, are true and correct as of the date hereof and warrants that the facts set forth in Sections 4.1 through 4.10 hereof shall be true and correct as of the transfer date of the Sale Shares to the Purchaser.

4.1   Organization of the Seller. The Seller is a joint-stock company duly organized and existing under the laws of the Czech Republic.

4.2   Organization of the Company. The Company is a joint stock company duly organized and validly existing under the laws of the Czech Republic. There is no fact, due to which any court of competent jurisdiction might declare the Company to be invalid under the provision of Section 68a of the Commercial Code or decide on the Company's winding-up and liquidation under the provision of Section 68 (6) of the Commercial Code.

4.3   Authorization of Agreement. The Seller has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly and validly authorized and executed and delivered by the Seller and constitutes the legal, valid and binding obligations of the Seller in accordance with applicable law. The Seller's obligations hereunder are enforceable against the Seller in accordance with the terms of this Agreement.

4.4   No Violation.

(a)   Neither the execution and delivery of this Agreement nor the performance of the obligations hereunder will violate any organizational or similar document of the Seller or the Company, or any contractual or other obligation of the Seller, or any judgment or administrative order by which the Seller or the Company is bound or which is applicable to the Seller's or Company's assets or any part thereof or to which the Seller's or Company's assets are subject, or any law or regulation applicable to the Seller or the Company.

(b)   Neither the execution and delivery of this Agreement nor the performance of the obligations hereunder will violate any contractual or similar obligation of the Company, including, without limitation, any obligation of the Company under the Financing Agreement, or give rise to the right of a third party to demand that the Company or the Purchaser accelerate all or a part of any obligation of the Company, including, without limitation, any obligation of the Company under the Financing Agreement, to claim damages or contractual penalty, to increase any interest rate or to demand any other payment from the Company or the Purchaser, or give rise to any Third Party Right with respect to the property of the Company or the Purchaser. This shall not apply to the contractual relationships between the Company and the Seller.

(c)   Selected Finance Documents. In relation to the Selected Finance Documents, the Seller shall, within nine (9) months of the execution of the REAS Share Purchase Agreement, (i) obtain documents from the relevant banks, pursuant to which the banks shall waive or otherwise forfeit the rights they would have by virtue of a breach by the Seller of the Selected Affirmative Covenant or (ii) release itself, whether by prepayment of the obligations resulting from or related to the Selected Finance Documents or otherwise, from the obligations arising out of the Selected Finance Documents or the Selected Affirmative Covenant. The Seller shall inform the Purchaser in writing of compliance or non-compliance with this obligation within the same time limit.

4.5   Consents of Third Parties. Except for the Concentration Approval of the Antitrust Office pursuant to Sections 12 *et seq*. of the Competition Act, no consent, waiver, approval, permit or authorization of, or declaration or filing with, or notification to, any person is required on the part of the Seller or the Company in connection with the execution and delivery of this Agreement, or the performance by the Seller of any of its obligations hereunder.

4.6   Issuance of Shares. The Sale Shares have been duly and validly issued by the Company in accordance with applicable law and the Company's Articles of Association and no separately transferable right within the meaning of Section 156a of the Commercial Code has been separated from the Sale Shares. The issue price of all of the Sale Shares has been paid by the Seller in due and timely manner and all legal actions whereby the Sale Shares were subscribed for by the Seller and the relevant cash and in-kind contributions of the Seller to the Company's capital were paid up are valid, effective and enforceable. The Sale Shares of each Company represent such percentage of the Company's registered capital, rounded to two decimal places, as set forth in the Preamble hereto. The voting rights attached to the Sale Shares have been determined on the basis of their nominal value without any quantitative limitation.

4.7   Seller's Ownership of the Sale Shares. The Seller is the exclusive owner of each of the Sale Shares, free and clear of any and all Third Party Rights, and all of the Sale Shares are freely transferable.

4.8   Company's Ownership of its Assets. The Company has duly and legally acquired the right, title or interest in and to all assets, rights and other values contributed or included in contributions by the Seller to the Company's capital, and such right, title or interest is free and clear of any Third Party Right other than the Third Party Rights listed in Exhibit D hereto.

4.9   Validity of Certain Agreements Executed by the Company. All the agreements governing the provision of the Supporting Services entered into by the Company and the suppliers of the Supporting Services are in force and effect and enforceable in accordance with their respective terms.

4.10   Dividends. No dividends or other distributions have been distributed or paid to the Seller by the Company or authorized or approved by the Company's general meeting since January 1, 2002.

4.11   Damages. In the event of a breach by the Seller of any of the representations of the Seller contained in this Article IV (the "Seller's Representations") or of any of its agreements, covenants or undertakings contained in this Agreement (the "Seller's Covenants"), the Seller shall be obligated to pay to the Purchaser compensation for damage incurred by the Purchaser as a result of or in connection with such breach of the Seller's Representations or the Seller's Covenants.

ARTICLE V
REPRESENTATIONS OF THE PURCHASER

The Purchaser hereby represents that all of the facts set forth in Sections 5.1 through 5.5 hereof are true and correct as of the date hereof and warrants that such facts shall be true and correct as of the transfer date of the Sale Shares to the Purchaser.

5.1   Organization of the Purchaser. The Purchaser is a joint-stock company duly organized and existing under the laws of the Czech Republic.

5.2   Authorization of Agreement. The Purchaser has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and perform its obligations hereunder. This Agreement has been duly and validly authorized and executed and delivered by the Purchaser and constitutes the legal, valid and binding obligations of the Purchaser in accordance with applicable law. The Purchaser's obligations hereunder are enforceable against the Purchaser in accordance with the terms of this Agreement.

5.3   No Violation. Neither the execution and delivery by the Purchaser of this Agreement nor the performance by the Purchaser of any of its obligations hereunder will violate any organizational or similar document of the Purchaser, any contractual or other obligation of the Purchaser, or any judgment or administrative order by which the Purchaser is bound or which is applicable to the Purchaser's assets or any part thereof or any law or regulation applicable to the Purchaser.

5.5   Consents of Third Parties. Except for (i) the Concentration Approval pursuant to Section 12 et seq. of the Competition Act and (ii) Antitrust State Aid Decision 3 under the State Aid, no consent, waiver, approval, permit or authorization of, or declaration or filing with, or notification to, any person is required on the part of the Purchaser in connection with the execution and delivery by it of this Agreement, or the performance by the Purchaser of any of its obligations hereunder.

5.6   Damages. In the event of a breach by the Purchaser of any of the representations of the Purchaser contained in this Article V (the "Purchaser's Representations") or of any of its agreements, covenants or undertakings contained in this Agreement (the "Purchaser's Covenants"), the Purchaser shall be obligated to pay to the Seller compensation for damage incurred by the Seller as a result of or in connection with such breach of the Purchaser's Representations or the Purchaser's Covenants.

ARTICLE VI
JOINT COVENANTS OF THE PARTIES

6.1.   <u>Consummation of the Sale</u>. The Parties shall take all actions that may be necessary or desirable for the consummation of the sale of the Sale Shares upon the terms and subject to the conditions contained herein.

6.2   <u>Concentration Approval</u>.

(a)   The Purchaser covenants to file with the Antitrust Office, within seven days of the execution of this Agreement, an application pursuant to Competition Act for the approval of the concentration that may be established by the sale of the Sale Shares hereunder.

(b)   In preparing the application for the approval of the concentration and in the course of the procedure in respect of such application, each Party shall provide to the other Party all requisite assistance, in particular, provide all the required information to the other Party within the shortest possible time limits or, if required, procure such information at the request of the other Party within the shortest possible time limits and shall act in the procedure so that the Concentration Approval is granted.

(c)   Concentration Approval means the decision of the Antitrust Office approving the concentration established by the sale of the Sale Shares by the Seller to the Purchaser. Concentration Approval shall also mean the case where, upon the expiration of a certain time limit, the Antitrust Office shall be deemed, according to the Competition Act, to have approved the concentration. Further, Concentration Approval shall also mean a decision of the Antitrust Office to the effect that the concentration established by the sale of the Sale Shares by the Seller to the Purchaser is not subject to approval by the Antitrust Office.

6.3   <u>Antitrust State Aid Decision 3</u>

(a)   The Purchaser covenants to file with the Antitrust Office, within seven days of the execution of this Agreement, an application for an exemption from the prohibition of State aid under the State Aid Act for the reason that the sale of the Sale Shares hereunder might be deemed to be State aid.

(b)   In preparing the application for an exemption from the prohibition of State aid and in the course of the procedure in respect of such application, the Seller shall provide the Seller all requisite assistance; in particular, each Party shall provide all the required information to the other Party within the shortest possible time limits or, if required, procure such information at the request of the other Party within the shortest possible time limits and shall act in the proceedings so that Antitrust State Aid Decision 1 is issued.

(c)   Antitrust State Aid Decision 3 means the decision of the Antitrust Office, pursuant to which the Antitrust Office terminates the procedure because it has found that no State aid is involved in the purchase of the Sale Shares by the Purchaser from the Seller. Antitrust State Aid Decision 3 shall also mean the decision of the Antitrust Office, pursuant to which the Antitrust Office approves an exemption from the prohibition of State aid.

6.4   <u>Information Requirement</u>. If any Party becomes aware of any fact that is decisive for the running of any time limit determined by this Agreement, it shall inform the other Party of such fact without delay.

6.5   <u>New Expert Opinion</u>. Within 60 days of the execution hereof, the Parties shall file, pursuant to Section 196a (3) and Section 59 (3) of the Commercial Code, their nominations for the New Expert, who shall value the Sale Shares in a New Expert Opinion, with the Seller filing its nomination to the Prague Municipal Court within such time limit and the Purchaser filing its nomination to the Ostrava Regional Court within such time limit.   The Parties have agreed to nominate the expert nominated by the Purchaser and approved by the Seller and provide each other all requisite assistance.

6.6   <u>Purchase Price Confirmation</u>. If the Purchase Price has been adjusted pursuant to Section 3.4 hereof, the Parties shall, without undue delay, exchange written notices confirming the final amount of the Purchase Price with reference to this Agreement.

ARTICLE VII
TERMINATION

7.1   Termination. The contractual relationship between the Seller and the Purchaser hereunder shall terminate only for the following reasons:

(a)   prior to the transfer of the Sale Shares to the Purchaser, by written agreement of the Seller and the Purchaser as of the date provided for herein;

(b)   if the Concentration Approval and the REAS Concentration Approval or the ČEPS Concentration Approval is not granted or Antitrust State Aid Decision 1 or Antitrust State Aid Decision 2 or Antitrust State Aid Decision 3 is not issued, as of the date on which the time limit for filing a complaint against a final rejection by the Antitrust Office in any of such matters has expired without such complaint having been filed or (if such complaint against the rejection by the Antitrust Office has been filed within the statutory time limit) as of the date on which the decision of the competent court dismissing such complaint becomes final and effective;

(c)   the obligation of the Seller set forth in Section 4.4 (c) hereof has not been performed within the time limit specified therein;

(d)   for the reasons set out in Section 9.1 and/or Section 9.2 and/or Section 9.3 hereof;

(e)   rescission by the Seller prior to the transfer of the Sale Shares to the Purchaser, if the Purchaser shall materially breach this Agreement and, if such breach is capable of being cured, shall fail to cure such breach within fifteen (15) days after written notice thereof from the Seller, with effect as of the date of delivery of the notice of rescission to the Purchaser;

(f)   rescission by the Purchaser prior to the transfer of the Sale Shares to the Purchaser, if the Seller shall materially breach this Agreement and, if such breach is capable of being cured, shall fail to cure such breach within fifteen (15) days after written notice thereof from the Purchaser, with effect as of the date of delivery of the notice of rescission to the Seller; or

(g)   rescission by the Seller or the Purchaser prior to the transfer of the Sale Shares to the Purchaser in the event that the Antitrust Office issues, instead of Antitrust State Aid Decision 1, a decision approving an exemption from the prohibition of State aid "subject to specified conditions," with effect as of the date of delivery of the notice of rescission;

7.2   Exclusion of Certain Provisions of the Commercial Code. Neither Party shall be entitled to rescind or otherwise terminate this Agreement except as expressly provided in Section 7.1 hereof, and the application of the provisions of Section 345 (1) and (3), Sections 346 through 350, Section 356 and Section 436(1)(d) of the Commercial Code shall be excluded and shall not apply to this Agreement.

ARTICLE VIII
DEFINITIONS

For the purposes of this Agreement, the following terms shall have the following meanings:

"ČEPS Share Settlement Date" means the eighth Business Day immediately following the later of the Availability Date of All Decisions and the date on which compliance with the obligations described in Section 4.4 (c) hereof is evidenced and the date on which the Parties execute a written agreement with the Depositary.

"Draft Settlement Date" means the eighth Business Day immediately following the preparation and delivery of the New Expert Opinion by the New Expert, insofar as the New Expert shall be appointed by both the courts of

competent jurisdiction, or, as the case may be, of the Expert's New Expert Opinion by the Expert, to the Purchaser and the Seller.

"Confidential Information" means any information concerning the terms and conditions of this Agreement and, in addition, any information exchanged between the Parties and their respective advisers in connection with the negotiations of this Agreement. Confidential Information shall not include any information which becomes available to the general public other than by a breach of any obligation of the relevant Party under Section 10.3 hereof;

"FNM CR" means Fond národního majetku České republiky (National Property Fund of the Czech Republic), having its registered office at Rašínovo nábřeží 42, 120 00 Prague 2, Identification No.: 41692918.

"CZK" means the Czech crown, the lawful currency of the Czech Republic.

"Purchase Price" shall have the meaning ascribed to such term in Article II and Section 3.4 hereof.

"New Draft" means the draft drawn by the Purchaser on the FNM CR, made not to order, in the principal amount equal to the Purchase Price as determined pursuant to Section 3.4 hereof, payable at sight, to be accepted by the Purchaser as the drawee, in the form of Exhibit A hereto.

"New Expert" means the expert appointed by courts pursuant to nominations made by the Parties under Section 6.5 hereof. If the proceedings in respect of either of or both the nominations for the expert under Section 6.5 hereof are discontinued because of a bar of *res judicata*, New Expert means the expert nominated under Section 6.5 hereof, even though he or she has not been appointed by the courts.

"New Expert Opinion" means the expert opinion prepared by the New Expert after the ČEPS Share Settlement Date under Section 3.4 hereof.

"Expert's New Expert Opinion" means the expert opinion prepared by the Expert after the ČEPS Share Settlement Date under Section 3.4 hereof.

"Commercial Code" shall have the meaning ascribed to such term in the Preamble to this Agreement.

"Purchaser's Securities Dealer" means the FNM CR.

"Seller's Securities Dealer" means the person having a securities dealer license pursuant to the Securities Act and being a member of UNIVYC that shall be designated by written notice of the Seller delivered to the Purchaser within 60 days of the execution of this Agreement.

"Securities Dealers" means, collectively, the Purchaser's Securities Dealer and the Seller's Securities Dealer.

"Availability Date of All Decisions" means the date on which the Concentration Approval, the REAS Concentration Approval, Antitrust State Aid Decision 1, Antitrust State Aid Decision 2 and Antitrust State Aid Decision 3 become final and enforceable. In the event that the Concentration Approval, the REAS Concentration Approval, Antitrust State Aid Decision 1, Antitrust State Aid Decision 2 and Antitrust State Aid Decision 3 do not become final and enforceable on the same day, the Availability Date of All Decisions shall be the latest of the dates on which the Concentration Approval, the REAS Concentration Approval, Antitrust State Aid Decision 1, Antitrust State Aid Decision 2 and Antitrust State Aid Decision 3 become final and enforceable.

"Supporting Services" means, collectively, the provision of (i) primary frequency regulation, (ii) secondary regulation of the active output of power plant units, (iii) positive and negative tertiary regulation of the active output of power plant units, (iv) quick-start (10-min) output reserve, (v) dispatching reserve, (vi) dark start, (vii) island operation, (viii) blind output voltage regulation and (ix) makeshift from synchronically operating systems.

"Concentration Approval" shall have the meaning ascribed to such term in Section 6.2 (c) hereof.

"REAS Concentration Approval" shall have the meaning similar to that described in Section 6.2 (c) hereof, but with respect to the concentration which may be established under the REAS Share Purchase Agreement and the application for which shall be filed by the Seller.

"Business Day" means any day on which UNIVYC and banks in the Czech Republic are open for business.

"Third Party Rights" means any encumbrance and contractual right of a third party, including, without limitation, any pledge, mortgage, easement, right of first refusal, lien, lease, call option or put option, suspension of rights and restriction on transfer.

"Sale Shares" shall have the meaning ascribed to such term in the Preamble to this Agreement.

"Purchaser's Representations" shall have the meaning ascribed to such term in Section 5.5 hereof.

"Seller's Representations" shall have the meaning ascribed to such term in Section 4.11 hereof.

"Purchaser Settlement Order" means the order entered by the Purchaser through the Securities Dealer in the UNIVYC settlement system to arrange the registration of the transfer of the Sale Shares from the securities account of the Seller maintained at the Securities Center to the securities account of the Purchaser maintained at the Securities Center. The form of the Purchaser Settlement Order is attached as Exhibit B hereto.

"Seller Settlement Order" means the order entered by the Seller in the UNIVYC settlement system to arrange the registration of the transfer of the Sale Shares from the securities account of the Seller maintained at the Securities Center to the securities account if the Purchaser maintained at the Securities Center. The form of the Seller Settlement Order is attached as Exhibit C hereto.

"Settlement Orders" means, collectively, the Purchaser Settlement Order and the Seller Settlement Order.

"Initial Expert Opinion" means the Expert's expert opinion, pursuant to which the Sale Shares were valued prior to the execution of this Agreement and on which the determination of the Purchase Price under Article II hereof is based.

"Antitrust State Aid Decision 1" means the decision of the Antitrust Office, pursuant to which the Antitrust Office shall discontinue proceedings conducted under the State Aid Act on the basis of an application for an exemption from the prohibition of State aid, filed by the FNM CR, because it shall have found that no State aid is involved in the sale of shares under the REAS Share Purchase Agreement. Antitrust State Aid Decision 1 shall also mean the decision of the Antitrust Office pursuant to which the Antitrust Office approves an exemption from the prohibition of State aid.

"Antitrust State Aid Decision 2" means the decision of the Antitrust Office, pursuant to which the Antitrust Office shall discontinue proceedings conducted under the State Aid Act on the basis of an application for an exemption from the prohibition of State Aid, filed by Česká konsolidační agentura, because it shall have found that no State aid is involved in the sale of shares under the Západočeská Energetika Share Purchase Agreement. Antitrust State Aid Decision 2 shall also mean the decision of the Antitrust Office pursuant to which the Antitrust Office approves an exemption from the prohibition of State aid.

"Antitrust State Aid Decision 3" shall have the meaning ascribed to such term in Section 6.3 (c) hereof.

"Depositary" means the person designated by agreement of the Parties, with whom the Draft will be deposited after its issuance by the Seller and acceptance by the Purchaser pursuant to Section 3.3 hereof.

"Draft" means the draft drawn by the Seller on the FNM CR, made not to order, in the principal amount of CZK 11,620,692,000, payable at sight, to be accepted by the Purchaser as the drawee, in the form attached as Exhibit A hereto. The principal amount of the Draft shall be equal to the Purchase Price determined by this Agreement prior to its adjustment pursuant to the New Expert Opinion of the New Expert or the Expert's New Expert Opinion.

"Financing Agreement" means the agreement on the payment of obligations arising in connection with the financing of the capital construction of transmission facilities entered into between the Seller and the Company on January 4, 1999, as amended.

"REAS Share Purchase Agreement" means the share purchase agreement dated June 28, 2002 entered into by and between the Seller and the FNM CR, under which the FNM CR shall transfer to the Seller shares in the regional distribution companies (Pražská energetika, a.s., Středočeská energetická, a.s., Východočeská energetika, a.s., Severočeská energetika, a.s., Západočeská energetika, a.s., Jihočeská energetika, a.s., Jihomoravská energetika, a.s., and Severomoravská energetika, a.s., in accordance with the Resolution.

"Agreement with the Ministry of Labor and Social Affairs" means the share purchase agreement entered into by and between the Seller and the Ministry of Labor and Social Affairs, under which the Seller shall transfer to the Ministry of Labor and Social Affairs 26,783,600 book-entry registered common shares of ČEPS, a.s., having a nominal value of CZK 100 per share, SIN: 770000002673, representing approximately 15% of the registered capital of ČEPS, a.s., for a purchase price of CZK 3,417,851,000, which may be adjusted according to the New Expert Opinion or, as the case may be, the Expert's New Expert Opinion.

"Západočeská Energetika Share Purchase Agreement" means the share purchase agreement entered into by and between the Seller and Česká konsolidační agentura, having its registered office at Janovského 438/2, Prague 7, Postal Code: 170 06, Identification No.: 70109966, under which Česká konsolidační agentura shall transfer to the Seller 31,754 book-entry registered common shares of Západočeská energetika, a.s., having a nominal value of CZK 1,000 per share, SIN: 770950000818, representing approximately 1.98% of the registered capital of Západočeská energetika, a.s. for a purchase price of CZK 196,290,000.

"Party" means either the Seller or the Purchaser, and "Parties" means collectively the Seller and the Purchaser.

"Companies" shall have the meaning ascribed to such term in the Preamble hereto.

"Closing Date" mean, in accordance with the Resolution, the date on which the Sale Shares shall be transferred hereunder from the securities account of the Seller maintained at the Securities Center to the securities account of the Purchaser maintained at the Securities Center.

"UNIVYC" shall have the meaning ascribed to such term in Section 3.1 (a) hereof.

"Antitrust Office" means the Office for the Protection of Competition.

"Resolution" shall have the meaning ascribed to such term in the Preamble hereto.

"Selected Finance Documents" means (i) the DEM 280 Million Multi-Currency Loan Agreement entered into by and between the Purchaser and a syndicate of banks, due 2003 and (ii) the EUR 85 Million Guarantee Agreement for the benefit of the European Investment Bank entered into by and between the Purchaser and a syndicate of banks, due 2013.

"Selected Affirmative Covenant" means the Purchaser's covenant under the Selected Finance Documents to hold more than 50% share in the company owning the assets of the transmission grid.

"Draft Settlement" shall have the meaning ascribed to such terms in Section 3.6 hereof.
"Securities Act" shall have the meaning ascribed to such term in the Preamble hereto.

"Competition Act" means Act No. 143/2001 Coll., on the Protection of Competition and Amendments to Certain Acts.

"State Aid Act" means Act No. 59/2000 Coll., on State Aid, as amended.

"Purchaser's Covenants" shall have the meaning ascribed to such term in Section 5.8 hereof.

"Seller's Covenants" shall have the meaning ascribed to such term in Section 4.11 hereof.

"Expert" means doc. Ing. Robert Matička, DrSc., an expert in the area of economics, prices and appraisals, appointed in accordance with the provision of Section 196a (3) and Section 59 (3) of the Commercial Code by Resolution Ref. No. Nc 4139/2002-7 of the Prague Municipal Court dated April 8, 2002, which became final and effective on April 9, 2002.

ARTICLE IX
INTERCONNECTED AGREEMENTS

9.1   If the REAS Share Purchase Agreement shall not have been entered into within 60 (sixty) days following the execution of this Agreement or if the REAS Share Purchase Agreement shall be terminated, whether by agreement of the parties thereto or by withdrawal of any of the parties thereto or otherwise, this Agreement shall terminate as of the same date.

9.2   If the Agreement with the Ministry of Labor and Social Affairs shall not have been entered into within 60 (sixty) days following the execution of this Agreement or if the Agreement with the Ministry of Labor and Social Affairs shall be terminated, whether by agreement of the parties thereto or by withdrawal of any of the parties thereto or otherwise, this Agreement shall terminate as of the same date.

9.3   If the Západočeská Energetika Share Purchase Agreement shall not have been entered into within 60 (sixty) days of the execution of this Agreement or if the Západočeská Energetika Share Purchase Agreement shall be terminated, whether by agreement of the parties thereto or by withdrawal of any of the parties thereto or otherwise, this Agreement shall terminate as of the same date.

9.4   If the Antitrust Office fails to issue Antitrust State Aid Decision 1 or Antitrust State Aid Decision 2 or Antitrust State Aid Decision 3 and issues instead of any (or all) of them a decision approving an exemption from the prohibition of State aid "subject to the specified conditions" and, consequently, any of the agreements referred to in Sections 9.1 through 9.3 hereof terminates, the other agreements referred to in Sections 9.1 through 9.3 hereof shall terminate as of the same date.

ARTICLE X
FINAL PROVISIONS

10.1   Costs and Expenses. The Parties shall bear their own respective costs and expenses incurred in connection with the negotiation and execution and delivery of this Agreement and performance of their obligations hereunder.

10.2   Further Assurances. The Parties agree to take such other action not expressly provided for herein as may be necessary or desirable for the consummation of the sale of the Sale Shares upon the terms and subject to the conditions contained herein.

10.3   Confidentiality and Publicity.

Each of the Parties agrees that it shall not disclose any Confidential Information to any third party without the prior written consent of the other Party. This obligation of confidentiality shall not apply to disclosures of Confidential information to employees, directors, advisers or agents of the Parties, provided, however, that the disclosing Party shall in each case be liable for any breach of the obligations under this Section 10.3 by such persons. In addition, the obligation of confidentiality under this Section 10.3 shall not apply in the event that a Party is required by applicable law or a judicial or administrative decision to provide a court or administration body with any Confidential Information, however, in each such case only to the extent required by such law or such judicial or administrative decision and subject to a prompt written notice thereof to the other Party if permitted by applicable law. Notwithstanding the above provisions of this Section 10.3, the Purchaser shall be entitled to disclose any Confidential Information also to the FNM CR, the Cabinet of the Czech Republic, the Ministry of Finance of the

Czech Republic, the Ministry of Industry and Trade of the Czech Republic and the Ministry of Labor and Social Affairs of the Czech Republic.

10.4   Entire Agreement, Amendments. This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and can be amended only by a written instrument signed by both Parties.

10.5   Waivers. No failure on the part of either Party to exercise, and no delay in exercising or extension of time for the exercise of, any right hereunder shall operate as a waiver thereof.

10.6   Governing Law. All rights and obligations of the Parties hereunder shall be governed by the laws of the Czech Republic.

10.7   Arbitration. Any dispute that may arise out of or in connection with this Agreement shall, to the exclusion of courts of general jurisdiction, be finally settled by arbitration under the Rules of Arbitration of the Arbitration Court attached to the Economic Chamber of the Czech Republic and the Agrarian Chamber of the Czech Republic by three arbitrators appointed in accordance with the Rules. The Parties agree to perform all obligations placed upon them in the award within the time limits specified therein. The language of the arbitration shall be Czech. The venue of the arbitration shall be Prague, the Czech Republic. This arbitration clause shall be separately enforceable.

10.8   Costs of Arbitration. All costs and expenses of arbitration shall be apportioned between the parties to the arbitration by the arbitrators on the basis of the arbitral award.

10.9   Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given to the relevant Party when delivered personally or mailed by registered mail at the following address (or at such other address as the relevant Party may have specified by notice given to the other Party pursuant to this Section 10.9):

If to the Seller:

   ČEZ, a.s.
   Duhová 2/1444
   Praha 4 – Michle, PSČ: 140 53

   Attention: Ing. Miroslav Stehlík, Director of Equity Interest Section

If to the Purchaser:

   OSINEK, a.s.
   Ruská 56
   706 02 Ostrava – Vítkovice

   Attention: Ing. Jiří Staněk, Vice-Chairman of the Board of Directors

10.10   Severability. If any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, then, to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and the Parties shall attempt to deliver the benefits of such provision in a manner that is not invalid, illegal or unenforceable.

10.11   Binding Effect; Assignment. This Agreement shall be binding upon the Parties and their respective successors and permitted assigns. Neither the Seller nor the Purchaser shall be entitled to assign its rights hereunder to any third party without the prior written consent of the other Party.

10.12   No Unilateral Setoff. None of the Parties shall be entitled to any unilateral setoff of any claim it may have against the other Party in respect of any of its obligations it may have to the other Party hereunder.

10.13   Default Interest. In the event of a default in the payment of any amount due and payable under this Agreement, the defaulting Party shall pay to the other Party, from the default date until the date such amount shall have been paid, default interest at a rate equal to 1.5 times the discount rate set by the Czech National Bank and in effect on the first day of default. For the avoidance of doubt, due and payable amount shall include any amount payable under any draft drawn pursuant to this Agreement.

10.14   Counterparts. This Agreement has been executed in four (4) counterparts. Each of the Parties shall receive two counterparts.

Prague, July 28, 2002

On behalf of ČEZ, a.s.:

_____
Name: Ing. Jaroslav Míl, M.B.A.
Title: Chairman of the Board of Directors

_____
Name: JUDr. Ivan Cestr
Title: Director

On behalf of OSINEK, a.s.:

_____
Name: Ing. Josef Jarabica
Title: Chairman of the Board of Directors

_____
Name: Ing. Jiří Staněk
Title: Deputy Chairman of the Board of Directors

Exhibit A

[Form Draft]

	Prague, [ ] [ ], 2002 Place and date of issuance
	at sight **Pay for this Draft** Maturity
Accepted on [ ] [ ], 2002 OSINEK, a.s., Ruská 56, č.p. 397, Ostrava-Vítkovice, Postal Code: 706 02, Identification No.: 0001 2173	To: Fond národního majetku České republiky, with its registered office at Rašínovo nábřeží 128 00, Praha 2, Identification No.: 41692918
	NOT TO ORDER
	Currency **CZK** Sum ==[ ]==
	==[ ] Czech crowns==
Date of acceptance and signature of the acceptor	Sum in words
	The Draft may be presented for payment within five years of the issuance date.
	Drawee: OSINEK, a.s., Ruská 56, č.p. 397, Ostrava-Vítkovice, Postal Code: 706 02, Identification No. 0001 2173
	Due and payable in (place of payment): Ostrava – Vítkovice
	ČEZ, a.s., with its registered office at Duhová 2/1444, 140 53 Praha 4, Identification No.: 45274649
	Business name, address and signature(s) of the person(s) authorized to act on behalf of the drawer, with the specification of title

<u>Exhibit B</u>

[Form of Purchaser Settlement Order]

The Agent, a.s., with its registered office at ...., represented by .... (name, surname, title), authorized to represent the purchaser, ..., with its registered office at ...., in procuring the settlement of the purchase of the book-entry securities specified below, hereby requests UNIVYC, a.s., with its registered office in Praha 1, Rybná 14, Identification No.: 25 08 14 89 ("Univyc") to check the matched transfer orders regarding the sale of shares in ČEPS, a.s.:

Name (business name) of the Agent:	. . . .
Contact Person, Tel. No.:	. . . .
The Dealer's No. at Univyc:	. . . .
Type of Settlement:	. . . .
The owner's Registration No. at the Securities Center:	. . . .
The owner's Identification No. at the Securities Center:	. . . .
ISIN of the Securities:	. . . .
Number of Securities Transferred:	. . . .
Price per Security:	. . . .
Settlement Date:	. . . .

....
signature of the person authorized to act on behalf of the Dealer,
conforming to the specimen signatures kept at Univyc

<u>Exhibit C</u>

[Form of Seller Settlement Order]

(Name of transferor) ...., with its registered office at ...., represented by .... (name, surname, title), hereby requests UNIVYC, a.s., with its registered office in Praha 1, Rybná 14, IČ: 25 08 14 89 ("Univyc") to check the matched transfer orders regarding the sale of shares in ČEPS, a.s.:

Name of the Transferor:	. . . .
Contact Person, Tel. No.:	. . . .
The Transferor's No. at Univyc:	. . . .
Type of Settlement:	. . . .
The owner's Registration No. at the Securities Center:	. . . .
The owner's Identification No. at the Securities Center:	. . . .
ISIN of the Securities:	. . . .
Number of Securities Transferred:	. . . .
Price per Security:	. . . .
Settlement Date:	. . . .

....
signature of the person authorized to act on behalf of the Transferor,
conforming to with the specimen signatures kept at Univyc

Exhibit D

[Third Party Rights to the Seller's contribution to the Company]

I. Co-ownership of property between ČEPS, a.s. and ČEZ, a.s.

Co-ownership of line combined with grounding cables:

Co-ownership of property with ČEZ, a.s.						
No.	Period	Inv. No.	NAZIP	Designation	Ownership int.	Acquis. Price
1.	0205	200032	Vd 424: SOK-KRI	400 single + double	KZL (87,98%)	79 388 754
2.	0205	200041	Vd 422: HBM-CEB	400 single + double	KZL (87,96%)	99 451 797
3.	0205	200044	Vd 481 + 462 SLV-DAL	400 double	KZL 2x (87,98%)	16 709 781
4.	0205	200045	Vd 434: SLV-CEB	400 single + double	KZL (87,98%)	118 750 439
5.	0205	200055	Vd 437: SLV-DRN	400 double:ready	KZL (87,98%)	185 486 564
6.	0205	200090	Vd 423 SOK-CEB	400 single + double	KZL (87,98%)	45 130 213
7.	0205	200109	Vd 465+466: HRA-PRU2	400 double	KZL (87,98%)	94 675 795
8.	0205	200117	Vd 469: VYS-POC2	400 single	KZL (87,98%)	11 221 655
9.	0205	200152	Vd 445+446: HRA-ROH	400 double	KZL (87,98%)	138 246 330
10.	0205	200164	Vd 459: NOS-HZI	400 single	KZL (87,98%)	288 064 144
11.	0205	200168	Vd 245+246: LIS-KPA; BUJ	220 double	KZL (87,98%)	115 219 563
12.	0205	200171	Vd 691: DET-BOH	110 single	KZL (87,98%)	22 742 993
13.	0205	200174	Vd 402: KRA-PRN	400 single + double	KZL (87,98%)	60 523 202
14.	0205	200177	Vd 699: NOS-LIS	110 single	KZL (87,98%)	35 204 635
15.	0205	200179	Vd 404: NOS-VAR	400 single	KZL (87,98%)	73 165 449
16.	0205	200210	Vd 400 CST-TYN	400 single	KZL (87,98%)	79 387 135
17.	0205	200218	Vd 205+206: CST-MAL	200 double	KZL (87,98%)	40 594 781
18.	0205	200221	Vd 001+002: MIL-ORK	220 double	KZL (87,98%)	22 973 124
19.	0205	200268	Vd 401: TYN-KRA	400 single + double	KZL (87,98%)	71 242 247
20.	0205	200301	Vd 011+012: TIS-VIT	220 double	KZL (87,98%)	17 704 126
21.	0205	200358	Vd 457: KRA-DST	400 single + double	KZL (87,98%)	327 854 669
22.	0205	200377	Vd 051: TEM-KOC	400 single	KZL (87,98%)	18 673 353
23.	0205	200442	Vd 225+226: HRA-VYS	220 double	KZL (87,98%)	84 475 966
24.	0205	200441	Vd 226T: VTZ	220 double	KZL (87,98%)	22 078 800
25.	0205	200024	Vd 433: DAS-SLV	400 single + double	KZL (89,69%)	572 040 607
26.	0205	200040	Vd 417: SOK-OTR	400 single	KZL (82,86%)	165 162 740
27.	0205	200059	Vd 416: OTR-PRN	400 single	KZL (81,94%)	82 576 767
28.	0205	200088	Vd 204: MIL-TAB	220 single	KZL (66,77%)	173 788 643
29.	0205	200101	Vd 461+462: HRA-PRU1	400 double	KZL (85,15%)	27 111 356
30.	0205	200107	Vd 463+464: HRA-TUS2	400 double	KZL (85,61%)	21 192 253
31.	0205	200111	Vd 467: VYS-POC1	400 double	KZL (82,04%)	10 380 642
32.	0205	200119	Vd 470: MEL3-BAB		KZL (87,32%)	100 661 319
33.	0205	200146	Vd 984+985: LED-CHT	2x110 double	KZL (89,57%)	7 389 741
34.	0205	200153	Vd 410: VYS-CST	400 single + double	KZL (75,02%)	134 394 863
35.	0205	200158	Vd 210: CHT-BEZ	220 single + double	KZL (72,95%)	101 312 741
36.	0205	200159	Vd 211: VYS-CHT	220 single + double	KZL (77,98%)	42 693 191
37.	0205	200160	Vd 460: NOS-ALB	400 single	KZL (80,77%)	36 067 858
38.	0205	200161	Vd 403: PRN-NOS	400 single	KZL (65,19%)	74 406 532

39.	0205	200173	Vd 693+694: DET-ALB: DOU	110 double	KZL (94,13%)	133 190 360
40.	0205	200181	Vd 443: ALB-WIE	400 1+2/1	KZL (65,12%)	23 911 822
41.	0205	200229	Vd 209: CST-BEZ	220 single + double	KZL (61,08%)	63 028 868
42.	0205	200250	Vd 453: NEZ-KRA	400 single	KZL (82,16%)	190 398 802
43.	0205	200261	Vd 471+472: TYN-CHV	400 double	KZL (91,79%)	48 285 776
44.	0205	200272	Vd 452: BEZ-NEZ	400 single	KZL (77,95%)	128 509 884
45.	0205	200289	Vd 221+222: VIT-PRE	220 double	KZL (74,28%)	96 658 274
46.	0205	200292	Vd 922 +923: TIS-VIT	110 double + OPT	KZL (79,95%)	10 955 350
47.	0205	200298	Vd 432: PRE-KOC	400 single + double	KZL (88,79%)	389 449 026
48.	0205	200309	Vd 223+224: HRA-VIT	220 double	KZL (51,11%)	25 370 182
49.	0205	200374	Vd 411: HRA-VYS	400 single	KZL (76,49%)	61 752 081
50.	0205	200375	Vd 476: KOC-CHD	400 double	KZL (99,83%)	1 028 996 097
51.	0205	200376	Vd 473: KOC-DAS	400 single	KZL (93,58%)	147 511 786
52.	0205	200378	Vd 052: TEM-KOC	400 single	KZL (92,11%)	18 296 157
53.	0205	200380	Vd 442: PRE-ETZ	400 single	KZL (93,26%)	279 234 894
54.	0205	200381	Vd 431: CHR-PRE	400 single + double	KZL (91,00%)	136 202 405
						6 399 896 515

CERTIFICATION OF FAIR AND ACCURATE TRANSLATION

The undersigned hereby certifies that to the best of my knowledge the above English translation is a fair and accurate translation of the original Czech language document.

Date: June 25, 2003

/s/ Libuše Látalová

By: _____

Name: Libuše Látalová

Title: Head of Finance Administration